Prospectus Supplement No. 1 (to Prospectus dated November 3, 2015)	Filed pursuant to Rule 424(b)(4) Registration No. 333- 207033

44,974,658 Shares
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TALEN ENERGY CORPORATION
Common Stock
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This prospectus supplement supplements the prospectus dated November 3, 2015, (the “Prospectus”) which forms a part of our Registration Statement on Form S-1 (Registration No. 333-207033). This prospectus supplement is being filed to update and supplement the information in the Prospectus with information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on November 2, 2015 (the “Current Report)”. Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate solely to the offer and sale from time to time of up to 44,974,658 shares of Talen Energy Corporation common stock, $0.001 par value per share, by the selling stockholders identified in the Prospectus. See “Selling Stockholders” in the Prospectus. The registration of the shares of common stock to which the Prospectus and this prospectus supplement relates does not require the selling stockholders to sell any of their shares of our common stock nor does it require us to issue any shares of common stock.
This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “TLN.” On November 4, 2015, the closing sales price of our common stock as reported on the NYSE was $9.29 per share.
Because all of the shares of our common stock offered under this prospectus are being offered by the selling stockholders, we cannot currently determine the price or prices at which our shares may be sold under this prospectus.
Investing in our common stock involves risks. Before making a decision to invest in our common stock, you should carefully consider the matters described under “Risk Factors” beginning on page 22 of the Prospectus.
Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is November 5, 2015.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  November 2, 2015

Commission File Number	Registrant; State of Incorporation; Address and Telephone Number	IRS Employer Identification No.

1-37388	Talen Energy Corporation (Exact name of Registrant as specified in its charter) Delaware (State or other jurisdiction of incorporation) 835 Hamilton Street, Suite 150 Allentown, PA 18101-1179 (888) 211-6011	47-1197305
1-32944	Talen Energy Supply, LLC (Exact name of Registrant as specified in its charter) Delaware (State or other jurisdiction of incorporation) 835 Hamilton Street, Suite 150 Allentown, PA 18101-1179 (888) 211-6011	23-3074920

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 - Financial Information

Item 2.01 Completion of Acquisition or Disposition of Assets.

On November 2, 2015, Talen Energy Supply, LLC (“Talen Energy Supply”), a wholly owned, indirect subsidiary of Talen Energy Corporation (“Talen Energy”), completed its previously announced acquisition of all of the equity interests of MACH Gen, LLC (“MACH Gen”), which indirectly owns the following electric generating facilities and certain other assets related thereto: (i) the combined-cycle gas fired “Harquahala” generating facility, located in Tonopah, Arizona; (ii) the gas/fuel oil-fired capable “Athens” generating facility, located in Greene County, New York; and (iii) the gas/fuel oil-fired capable “Millennium” generating facility, located in Worcester County, Massachusetts.
The cash purchase price paid in respect of the acquisition was $603 million, which represented the agreed upon purchase price of $1.175 billion plus the estimated net working capital of MACH Gen and its subsidiaries on the closing date and minus amounts outstanding under the First Lien Credit and Guaranty Agreement of New MACH Gen, LLC, a subsidiary of MACH Gen (“New MACH Gen”), as of the closing date (the “New MACH Gen Credit Agreement”). The cash purchase price is subject to post-closing adjustment based on the amounts by which the actual figures vary from the estimates provided at the closing. The cash purchase price paid was funded with cash on hand and a $400 million draw on Talen Energy Supply’s secured revolving credit facility.
Amounts outstanding under the New MACH Gen Credit Agreement consist of (i) a secured term loan of approximately $475 million that matures July 2022 and (ii) approximately $103 million drawn under a $160 million secured revolving credit facility that matures July 2021. The New MACH Gen Credit Agreement remains outstanding following the completion of the acquisition. The New MACH Gen Credit Agreement is guaranteed by each of New MACH Gen’s subsidiaries and is secured by a first priority security interest, subject to possible shared first lien status with certain permitted hedge and power sale agreements, in all of the assets of New MACH Gen and each guarantor, including the equity interests in New MACH Gen and each guarantor.
A copy of the press release announcing the completion of the acquisition is filed as Exhibit 99.1 hereto and is incorporated by reference herein.

Section 8 - Other Events

Item 8.01 Other Events.
On November 2, 2015, Talen Energy announced the completion the sale of its renewable energy business. The sale price was $116 million, subject to customary post-closing purchase price adjustments. A copy of the press release announcing the completion of the sale is filed as Exhibit 99.1 hereto and is incorporated by reference herein.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d)	Exhibits
	99.1 -	November 2, 2015 Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the Registrants has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TALEN ENERGY CORPORATION

By:	/s/ Jeremy R. McGuire
Jeremy R. McGuire Senior Vice President, Chief Financial Officer and Chief Accounting Officer

TALEN ENERGY SUPPLY, LLC

By:	/s/ Jeremy R. McGuire
Jeremy R. McGuire Senior Vice President, Chief Financial Officer and Chief Accounting Officer
Dated:  November 2, 2015